United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
ECOLOGY COATINGS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
278880 10 9
(CUSIP Number)
Daniel Iannotti
Ecology Coatings, Inc.
2701 CAMBRIDGE COURT
AUBURN HILLS,  MI  48326
2483709900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 26, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278880 10 9

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Equity 11, Ltd.
  33-1197491

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Source of Funds (See Instructions)

  WC

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  USA

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  11,575,500

  Shared Voting Power

  0

  Sole Dispositive Power

  11,575,500

  Shared Dispositive Power

  0

  Aggregate Amount Beneficially Owned by Each Reporting Person

  5,500,000 shares directly owned
  2,223 convertible preferred shares which can be converted into 4,446,000
  Warrants to purchase 1,099,500 shares
  550,000 options to purchase shares

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  26.6%

  Type of Reporting Person (See Instructions)

  CO

Item 1. Security and Issuer

Ecology Coatings, Inc. common stock

Item 2. Identity and Background

  Name

  Equity 11, Ltd.

  Residence or Business Address

  2701 Cambridge Court
  Suite 425
  Auburn Hills, MI 48326

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  Private equity firm

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  None

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  None

  Citizenship

  USA

Item 3. Source and Amount of Funds or Other Consideration

Working capital

Item 4. Purpose of Transaction

Increasing investment in Issuer. The Company already has effective control of Issuer.

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  Increasing investment in Issuer. The Company already has effective control of Issuer.

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  11,575,500 common shares as follows:

  5,500,000 shares directly owned
  2,223 convertible preferred shares which can be converted into 4,446,000
  Warrants to purchase 1,099,500 shares
  550,000 options to purchase shares

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  11,575,000 common shares as follows:

  5,500,000 shares directly owned
  2,223 convertible preferred shares which can be converted into 4,446,000
  Warrants to purchase 1,099,500 shares
  550,000 options to purchase shares

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

  Company acquired 40 additional convertible preferred shares bringing Company's total to 2,223 convertible preferred shares. The acquisition also resulted in the issuance of warrants to purchase an additional 20,000 common shares.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
2/27/2009	40 convertible preferred shares plus warrants to purchase an additional 20,000 shares at $.75/share	$1,000 per convertible preferred share $.75 per share for warrants
  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to Be Filed as Exhibits

An 8-K current report about this transaction was filed with the SEC on 2/27/2009. An 8-K current report about Company's initial investment in Issuer was filed with SEC on 8/29/2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 03, 2009
Date
Equity 11, Ltd.
/s/ /s/JB Smith
Signature
/s/JB Smith
Managing Partner
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)